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                                                                    May 11, 2007


Via Edgar
Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

   RE:  Expedia, Inc.
        Form 10-K for the year ended December 31, 2006
        Filed February 28, 2007
        File No. 000-51447

Dear Ms. Cvrkel:

We have prepared the following response to address the comment contained in your letter dated May 2, 2007 regarding the above-referenced filing.

For your convenience, our response corresponds to the format of your letter.

Annual Report on Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis, page 29
Results of Operations, page 36
Operating Income, page 39

1. We note your response to prior comment number three. In future filings, please revise your notes to the financial statements and disclosures with MD&A, where appropriate, to discuss in greater detail the facts and circumstances surrounding the material change in estimated forfeiture rates during fiscal 2005 which resulted in the recognition of a cumulative benefit of $43.4 million with the income statement. Specifically, you should discuss the forfeiture rates used prior and subsequent to the "Spin-off" and the reasons for the significant decrease in such rates. Please note that we would expect your revised disclosure to be similar in detail as provided in your response to us.

     RESPONSE

     We will revise, in our 2007 Form 10-K, our financial statement note disclosures and our disclosures within MD&A, as appropriate, in describing changes in

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     operating results for the year ended December 31, 2005 to provide in greater detail the facts and circumstances surrounding the material change in estimated forfeiture rates as requested above.


                                    * * * *

We hope that this letter adequately addresses your comment. Please contact me at: (425) 679-3248 (phone), (425) 679-7251 (fax) or bnorton@expedia.com (e-mail)
should you have additional comments or require additional information.


Sincerely,


/s/ BURKE F. NORTON
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Burke F. Norton
Executive Vice President and General Counsel